Friendly Energy Exploration

February 5, 2010

Mr. Mark C. Shannon, Branch Chief

Division of Corporate Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549-5546

Re:  File No. 000-31423 – Your Letter of January 29, 2010 which Requested that We Respond to your Form 10-K Comments

Dear Mr. Shannon:

Thank you for reviewing our filings.  This letter provides our responses to your comment letter of January 29, 2010.  We have keyed our responses to the staff comments.  The listed paragraph numbers correspond to the paragraph numbers in your letter.  Also, we are filing Amended Form 10-K/As for the years ending Dec. 31, 2000 through 2004, 2006 and 2008 to show the changes we have made.

Form 10-K/A for December 31, 2006 filed on December 2, 2009

1.

Financials, page 8.

You noted that we did not include the financial statements and notes.  This was an oversight missed by our Edgar filer and by me when I reviewed the proof.  We are filing Amendment No. 2 for the 2006 10-K to include the financial statements and notes.

You also noted that when filing amendments to 10-KSB reports that we need to use the prescribed 10-K format since the 10-KSB format has been superseded.  Our Amendment No.2 for 2006 follows the 10-K format.  We are also filing amendments for 2000 to 2004 as explained below, and we have used the 10-K format for these amended filings.

2.

Evaluation of Disclosure Controls and Procedures, page 9 (now page 23).

You noted that our report was not timely filed and therefore our disclosure controls and procedures could not be effective.  We agree and have revised our statement to say that our disclosure controls and procedures were not effective as of the end of the fiscal year.

Your comment also applies to the 10-K for 2008 and the 10-K/As for 2000 to 2004.  We are revising our statement in each of these reports to say that our disclosure controls and procedures were not effective as of the end of the fiscal year.

502 North Division Street

Phone:  (702) 953-0411

Carson City, NV 89703

Fax: (702) 987-1355

3.

Management’s Report on Internal Control over Financial Reporting, page 9 (now page 23).

You noted that we stated that our internal control over financial reporting has been audited.  This contradicted our auditor’s statement that he had not audited our internal control over financial reporting.  Our statement was an error that I thought I had corrected in our recently amended 10-K filings.  We have now corrected the statement to say that our internal control over financial reporting was not audited by our auditors.

Your comment also applies to the 10-K for 2008 and the 10-K/As for 2000 to 2004.  We are revising our statement in each of these reports to say that our internal control over financial reporting was not audited by our auditors.

4.

Management’s Report on Internal Control over Financial Reporting for Years Ending Before Dec. 15, 2007, page 9 (now page 23).

You noted that an evaluation of disclosure controls and procedures and an annual report by management on internal control over financial reporting is not required before certain dates.

An evaluation of disclosure controls and procedures was not required before 2002.  For 2000 and 2001, we now state this under Item 9A: Disclosure Controls and Procedures.  For 2000 through 2004 and 2006, we have corrected Item 9A: Disclosure Controls and Procedures to say that we have not evaluated our disclosure controls and procedures and that they are not effective.

An annual report by management on internal control over financial reporting is not required by smaller reporting companies for fiscal years ending before December 15, 2007.  While we did informally access the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we did not prepare evidential matter to support this assessment.  For this reason, we have corrected Item 9A: Management’s Report on Internal Control over Financial Reporting as follows:

“An annual report by management on internal control over financial reporting is not required by smaller reporting companies for fiscal years ending before December 15, 2007.  While we did informally access the effectiveness of our internal control over financial reporting, we did not prepare evidential matter to support this assessment.  Our internal control over financial reporting was not effective in 2006 since we did not file our 10-K on time.  The effectiveness of our internal control over financial reporting was not audited by our auditors, an independent registered public accounting firm, as stated in their report included herein.”

Your comment also applies to the 10-K/As for 2000 to 2004.  We are making the same change shown above to the 2000 and 2001 reports.  For the 2002 to 2004 reports, we added the clause “since the Company was inactive” as shown below:

“An annual report by management on internal control over financial reporting is not required by smaller reporting companies for fiscal years ending before December 15, 2007.  While we did informally access the effectiveness of our internal control over financial reporting, we did not prepare evidential matter to support this assessment.  Our internal control over financial reporting was not effective in 2004 since the Company was inactive and since we did not file our 10-K on time.  The effectiveness of our internal control over financial reporting was not audited by our auditors, an independent registered public accounting firm, as stated in their report included herein.”

Form 10-K/A December 31, 2004 filed on December 2, 2009

5.

Financials Footnote 9 – Subsequent Events, page 15.

You noted that we inappropriately referenced separate financial statements in our disclosure of subsequent events.  We used a broad interpretation of subsequent events and thought we were being helpful.  For financial statements, subsequent events are events or transactions that occurred after the balance sheet date but before the financial statements are issued or available to be issued that may have a material effect on the financial statements.  We had no such subsequent events.  Therefore, we have revised Footnote 9 in the Notes to the Financial Statements as follows:

“There have been no subsequent events after the end of the period, December 31, 2004 that are material to the financial statements.”

Your comment also applies to the 10-K/As for 2000 to 2004.  We are making the same change to these reports.  In the 10-K/A for 2008, we only said “None.” so we have changed to the more specific statement shown above with the year changed from 2004 to 2008.

Form 10-K/A December 31, 2008 filed on October 1, 2009

6.

Report of Independent Registered Public Accounting Firm, page 8.

You noted that the auditor’s report states that they have audited from Inception to Dec. 31, 2008 as well as from Inception to Dec. 31, 2007.  It was an error to refer to Inception to Dec. 31, 2007.  The auditor’s report has been corrected.

Please contact me if you have any questions.

Respectfully yours,

/s/ Donald L. Trapp

Donald L. Trapp

Chief Financial Officer

3